UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

December 31, 2015 and 2014

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 22, 2016

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value (Notes 2 and 5)	$7,703,210,913	$7,714,642,185
Plan interest in the Stable Value Master Trust, at contract value (Note 4)	1,099,879,130	1,043,702,664

Total investments	8,803,090,043	8,758,344,849

Non-interest bearing cash	—	464,970
Accrued interest and dividends receivable	189,512	88
Employer contribution receivable	125,387,355	126,276,254
Participant contribution receivable	3,329,853	—
Participant notes receivable (Notes 1 and 2)	117,151,926	117,841,669
Due from broker for securities sold	—	34,802,619
Other receivable	1,540,443	—

Total assets	9,050,689,132	9,037,730,449

Liabilities
Administrative expenses payable	127,182	455,076

Total liabilities	127,182	455,076

Net assets available for benefits	$9,050,561,950	$9,037,275,373

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets available for benefits attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(364,445,612)
Investment income from mutual funds	279,101,069
Interest and dividends	14,907,358

Total non-Master Trust investment loss	(70,437,185)
Plan interest in the Stable Value Master Trust investment income	22,480,034

Total investment loss	(47,957,151)

Contributions (Note 1)
Participant	317,964,086
Employer	270,506,522

Total contributions	588,470,608

Interest income on participant notes receivable	4,718,084

Other income	2,748,290

Total additions	547,979,831

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	533,551,745
Trustee and administrative fees (Note 2)	1,141,509

Total deductions	534,693,254

Net increase	13,286,577
Net assets available for benefits
Beginning of year	9,037,275,373

End of year	$9,050,561,950

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. The Plan includes the Savings and Investment Plan (SIP), Vocon and Deferred Profit Sharing (DPS) Accounts.

Plan Sponsor

Bank of America Corporation (the Corporation) is the Plan Sponsor.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). Effective June 16, 2015, the Compensation and Benefits Committee of the Corporation delegated to the Global Human Resources Executive of the Corporation the authority to select members of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

SIP Account

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. The portion of the Plan invested in Bank of America Corporation common stock (BAC common stock) is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions. Eligible Corporation employees hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan with certain exceptions.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

SIP Account (Continued)

Participant Contributions

Each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 75% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2015 annual pre-tax contributions were limited to $18,000 for participants. Additional 2015 contributions of $6,000 were permitted for participants over age 50. Effective July 1, 2015, participants were permitted to contribute any percentage (from multiples of 1.0%) of their eligible compensation at any time during the year.

Employer Contributions

The company matching contribution is calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service and is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. The company matching contribution is made in cash and directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if participant has at least 10 years of vesting service) of the participant’s eligible compensation beginning the first of the month after the participant earns 12 months of vesting service.

Employer contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $270,506,522 for 2015.

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. Participants who take a financial hardship distribution shall not be permitted to make contributions during the 6 month period beginning on the date of such distribution.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

SIP Account (Continued)

Withdrawals (Continued)

A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. Before age 70 1⁄2, a non-hardship withdrawal is paid in cash or in-kind, except that active participants who are at least age 59 1⁄2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. After age 70 1⁄2 other payment options are available for a non-hardship withdrawal. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account.

Payment of Benefits

Distributions of account balances may occur upon a participant’s death, disability, retirement or other separation from service. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, the purchase of an annuity or, in the event of a disability, a participant may receive a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years with procedures approved by the Committee.

Vesting of Benefits

Each active participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Effective July 1, 2012, inactive participants became vested in company matching contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. In the event of re-employment of a participant with unvested company matching contributions within 7 years of termination of employment, the participant shall become 100% vested in their company matching contributions. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

SIP Account (Continued)

Vesting of Benefits (Continued)

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of normal retirement age, or in the event of retirement, severance, divestiture or death) and is forfeited if a participant leaves prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax), rollover, company matching, and annual company contributions. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant notes receivable is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance, (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made or (c) 50% of vested balance under all Plans reduced by the unpaid balance of any other loans under the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 3.25% to 9.50% for loans held by the Plan as of December 31, 2015 and 2014.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Vocon and DPS Accounts

General

The Vocon Accounts were established for participants who made voluntary, non-deductible contributions to the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates, which terminated in 1988, and represent the amounts transferred to the Plan from the terminated Pension Plan with respect to such contributions. The DPS Accounts were established for participants with amounts transferred to the Plan from the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. (MLPF&S) and Affiliates. Employer contributions to that plan were suspended as of December 1973.

Participant Accounts

Participants can direct the investment of their accounts among any of the investment alternatives offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Payment of Benefits

Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination.

Vesting

Participants are 100% vested in the Vocon and DPS Accounts.

Investment Alternatives

The Plan provides participants with a total of 30 investment alternatives as of December 31, 2015. Investment alternatives include 13 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Effective November 14, 2014, the following changes were made to the Plan’s investments:

•	The BlackRock FFI Premier Institutional Fund was eliminated as an investment alternative. All assets of the BlackRock FFI Premier Institutional Fund were transferred to the Stable Value Fund.

•	The LifePath Index 2015 Fund ceased to exist. All assets of the LifePath Index 2015 Fund were automatically converted to the LifePath Index Retirement Fund.

•	The Plan began offering the LifePath Index 2060 Fund.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Updated (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II eliminates the requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. Part II also requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with a month-end.

The ASU is effective for fiscal years beginning after December 15, 2015. The Corporation has early adopted Parts I and II of these provisions retrospectively to January 1, 2015. Part III of the ASU has no impact on the Plan’s financial statements. The Plan’s financial statements for the years ended December 31, 2015 and 2014 are presented to conform to the requirements of Parts I and II of the ASU.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5: Fair Value Measurements).

Benefit responsive investment contracts held in the Stable Value Master Trust (Master Trust) are stated at contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 4: Interest in the Stable Value Master Trust). Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Master Trust. The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan and The Bank of America Transferred Savings Account Plan (collectively known as Participating Plans).

The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC (Standish), a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The Plan had an undivided interest of 26.35% and 25.19% in the assets of the Master Trust at contract value as of December 31, 2015 and 2014, respectively. The following table presents the Master Trust net assets as of December 31, 2015 and 2014:

	2015	2014
Money market funds	$181,847,999	$255,449,869
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	395,344,530	230,721,012
Constant duration synthetic guaranteed investment contracts	3,103,493,042	3,173,788,490
Insurance company separate account guaranteed investment contracts	493,665,885	483,520,045

	4,174,351,456	4,143,479,416
Accrued expenses	(283,798)	(258,638)

Total Master Trust net assets	$4,174,067,658	$4,143,220,778

Plan interest in the Stable Value Master Trust	$1,099,879,130	$1,043,702,664

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Interest in the Stable Value Master Trust (Continued)

The following are the changes in net assets for the Master Trust for the year ended December 31, 2015:

Net depreciation in fair value of investments	$(4)
Interest	88,292,152
Other income	4,496

Net investment income	88,296,644
Net transfers	(56,296,167)
Administrative expenses	(1,153,598)

Increase in net assets	$30,846,879

Net assets:
Beginning of year	$4,143,220,779

End of year	$4,174,067,658

Plan interest in the Stable Value Master Trust investment income	$22,480,034

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the participating plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the participating plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Interest in the Stable Value Master Trust (Continued)

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

5.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

•	Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Money market funds	$30,062,570	$—	$—	$30,062,570
Mutual funds	5,083,334,384	—	—	5,083,334,384
Collective investment funds	—	1,341,249,004	—	1,341,249,004
Common stock	1,248,564,955	—	—	1,248,564,955

Total non-Master Trust investments	$6,361,961,909	$1,341,249,004	$—	$7,703,210,913

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market funds	$7,049,451	$—	$—	$7,049,451
Mutual funds	5,157,898,786	—	—	5,157,898,786
Collective investment funds	—	1,269,828,428	—	1,269,828,428
Common stock	1,279,865,520	—	—	1,279,865,520

Total non-Master Trust investments	$6,444,813,757	$1,269,828,428	$—	$7,714,642,185

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2015.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Related Party Transactions

The Plan’s cash funds are managed by BofA Global Capital Management, advised by BofA Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds”. BofA Global Capital Management, BofA Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

As of December 31, 2015 and 2014, the Plan held investments managed and administered by BofA Global Capital Management totaling $30,062,570 and $0, respectively. The Plan received interest thereon of $20,348 during the year ended December 31, 2015.

As of December 31, 2015 and 2014, the Plan held investments in BAC common stock totaling $1,248,564,955 and $1,279,865,520 respectively. The Plan earned dividends thereon of $14,887,011 during the year ended December 31, 2015.

Institutional Retirement & Benefit Services (IRBS), a division of MLPF&S (a subsidiary of the Corporation) performs administrative services for the Plan. The Plan paid direct expenses to IRBS totaling $565,164 during 2015.

The Plan paid direct expenses to BANA totaling $172,011 during 2015.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$9,050,561,950	$9,037,275,373
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,569,524	21,018,485
Benefit obligations payable	(119,089)	—

Net assets available for benefits per Form 5500	$9,059,012,385	$9,058,293,858

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

8.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2015:

Total Plan interest in the Stable Value Master Trust investment income per the financial statements	$22,480,034
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	8,569,524
Beginning of year	(21,018,485)

Total Plan interest in the the Stable Value Master Trust investment income per Form 5500	$10,031,073

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Benefits paid to plan participants per the financial statements	$533,551,745
Add: Benefit obligations payable at end of year	119,089
Less: Benefit obligations payable at beginning of year	—

Benefits paid to plan participants per Form 5500	$533,670,834

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter.

The Plan administrator believes the Plan as amended is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

9.	Federal Income Tax Status (Continued)

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the Trustee, until the participating employee’s account is distributed.

10.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Effective January 1, 2016, the Plan added an automatic enrollment feature for employees hired on or after January 1, 2016 equal to 1% of covered compensation subject to 45-day affirmative election, and an employee welcome contribution equal to $50 per eligible participant.

•	On April 15, 2016, the Corporation transferred BofA Global Capital Management’s investment management responsibilities, including the management of certain of the BofA Funds, to BlackRock, Inc. From April 16, 2016 to April 17, 2016, the BofA Cash Reserves Capital Class was reorganized into the BlackRock Liquidity Funds TempFund Institutional Shares managed by BlackRock Advisors, LLC.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 56-0906609 Plan No.  011

Schedule H, Line 4i - Schedule of Assets

December 31, 2015

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value
	Money market funds
*	BOFA	CASH RESERVES CAPITAL CLASS	30,062,570	$30,062,570

	Total money market funds			30,062,570

	Mutual funds
	BLACKROCK	GLOBAL ALLOCATION FUND CLASS I SHARES	70,653,176	1,266,811,446
	DODGE & COX	STOCK FUND	5,533,527	900,692,163
	PIMCO	ALL ASSET FUND INSTITUTIONAL SHARES	19,029,059	194,096,400
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL SHARES	25,639,065	258,185,383
	QS (FORMERLY LEGG MASON)	BATTERYMARCH US SMALL CAP EQUITY FUND INSTITUTIONAL SHARES	24,836,073	296,045,993
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	22,503,538	650,127,221
	TEMPLETON	FOREIGN EQUITY SERIES	11,555,385	220,130,085
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	1,259,907	197,666,811
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	5,883,648	60,425,070
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	3,672,575	685,412,755
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	9,166,716	97,533,861
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	1,661,978	161,128,721
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	7,825,389	95,078,475

	Total mutual funds			5,083,334,384

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	26,787,173	393,942,885
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	989,122	13,183,617
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	1,188,347	15,842,923
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	1,248,093	16,616,487
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	1,219,708	16,180,283
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	930,693	12,286,635
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	783,696	10,309,679
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	440,863	5,856,241
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	555,907	7,788,039
	BLACKROCK	LIFEPATH INDEX 2060 FUND Q CLASS	152,896	1,492,554
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	689,307	9,512,088
	BLACKROCK	US FUNDAMENTAL LARGE CAP GROWTH FUND	17,335,521	269,291,713
	FIAM (FORMERLY PYRAMIS)	SMALL/MID CORE FUND II	23,800,186	383,658,992
	MFS	INTERNATIONAL GROWTH FUND	13,890,008	161,818,591
	SSGA	REAL ASSET FUND	2,432,954	23,468,277

	Total collective investment funds			1,341,249,004

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	74,186,866	1,248,564,955

	Total common stock			1,248,564,955

	Total non-Master Trust investments			$7,703,210,913

	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.50%		$117,151,926

*	Investments with parties-in-interest as defined under ERISA.
Column	(d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 28, 2016	/s/ LYNN COOPER
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.